UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of MARCH, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  March 3, 2006                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

                     HALO COMPLETES SHERRIDON 43-101 REPORT

VANCOUVER, BC, MARCH 3, 2006 - Mr. Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSX.V: HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) is pleased to announce the completion of the Company's NI 43-101 Technical Report on Halo's Sherridon property in North-Central Manitoba. The report has been filed on SEDAR and is available on the Company's website www.halores.com. Halo now controls ~11,000 Hectares of Prospective Ground With 6 volcanogenic massive sulphide (VMS)-style deposits within the Sherridon District.

Halo is actively pursuing strategic opportunities for the development of the Sherridon area. A comprehensive, systematic exploration program consisting of airborne electromagnetic (AEM) and magnetic surveys, together with line cutting, follow-up electromagnetic surveying and diamond drilling will begin in March 2006.

Halo regards volcanogenic massive sulphide type ore bodies as highly desirable exploration targets because they are polymetallic (copper, zinc, lead, silver and gold) and often highly profitable. Because these deposits are sought after by many others as well, it is hard to secure ownership of significant under-explored areas with high VMS potential. Few areas are available that offer low acquisition cost, favorable volcanic stratigraphy, alteration, mineralization, historic production, potential for large undiscovered deposits and untested conductors, proximal to infrastructure and metallurgical facilities, and a favorable regulatory and environmental setting.

Recently, the Sherridon area in north-central Manitoba presented itself to Halo as a rare opportunity for a significant VMS play in Canada. Halo seized the opportunity and now holds 10,900 ha of prime VMS exploration property in the Sherridon area, 70 km northeast from Flin Flon in northern Manitoba. The main events leading up to Halo's acquisition are:

- Halo believes that the Sherridon and Meat Lake volcanic complex is related to the Snow Lake volcanic belt which is a prolific VMS style copper-zinc producer. A major part of the Sherridon and Meat Lake felsic and mafic gneisses are compositionally equivalent to the rhyolitic/dacitic and basaltic volcanic rocks which host the VMS deposits in the Snow Lake camp.
- Halo believes that the exploration potential for VMS style deposits of the Sherridon Meat Lake belt can be regarded as high as it is in the Snow Lake area.
- The latest structural model for the Sherridon area indicates a duplication of the mine horizon. The duplicated mine horizon within the new structural model is a key component in Halo's exploration approach for the Sherridon area.
- Mineralized zones are accompanied by anthophyllite+/-cordierite+/-garnet rich alteration, indicating proximity to volcanic centres and feeder zones for VMS style copper-zinc mineralization.
- In late 2005, the main Sherridon-Meat Lake area with prime VMS potential was wide open for staking, which made it possible for the first time in many years to acquire a large ground position at reasonable cost and free of encumbrances. A large ground position is essential for effective regional application of airborne electro-magnetic survey techniques followed by intensive drilling to test conductors.

- Only very recently did the Government of Manitoba remove the looming threat of environmental liability from historic mining activities by granting to Halo acknowledgment that Halo is not statutorily liable for the historic environmental contamination that might arise from the historic tailings impoundments on Camp Lake.
- As a result of new progressive mining legislation in Manitoba, 2800 confidential assessment files became public in November 2005. Many of these reports contain geophysical ground survey information for the Sherridon area. This information, in combination with new, airborne electro-magnetic data, will become invaluable for the identification of new deep conductors along the duplicated mineralized horizons.
- Sherridon's infrastructure includes a railway line, an all weather 78 km road to provincial hwy 10, a power line and a communication tower. Sherridon is therefore well linked to the Hudson Bay Mining and Smelting Co. Ltd. (HBED) Flin Flon mining/metallurgical complex approximately 70 km to the southwest.

Geologically, the Sherridon area represents an overturned dome structure underlain by high grade metamorphic volcanic rocks. The largest known deposit in the area is the Sherritt-Gordon orebody which consists of the East Orebody and the West Orebody. They are situated on the south rim and southwest rim of the Sherridon dome. The No. 1 shaft (East Orebody) was in production from 1940 to 1946. The No. 3 shaft (West Orebody) produced from 1931 to 1932 and 1937 to 1951. Total production from 1937-1951 was 7.7 million tonnes of copper-zinc ore.

The exploration history of the Sherritt-Gordon Mine is closely linked to the history of Sherritt's Lynn Lake nickel discovery in 1941. This discovery became the main focus of Sherritt's exploration efforts in preference to Sherridon where only the Bob Lake deposit was discovered in 1941. The entire mine facilities and town site were moved to Lynn Lake during 1946-1953. The production decision for Lynn Lake was made in 1950 and the main shaft on Sherritt's West Orebody in Sherridon was capped in 1951.

Only limited exploration continued in the Sherridon area after 1945. Three new deposits were found within the Sherridon dome structure by companies other than Sherritt. These finds include Park (discovered by HBED 1959), Jungle (discovered by HBED 1959) and Cold (discovered by HBED 1959). One deposit was also discovered in the nearby Meat Lake structure (Ake zone, HBED 1971).

The potential for VMS style mineralization along the north rim of the Sherridon dome structure is demonstrated by HBED's 660 m drill-hole DH Par 65 that was drilled in 1987 to test for the down plunge projection of the Park deposit. The hole intersected semi-massive sulphides averaging 0.74% CU AND 2.0% ZN over 18 M at a depth of 600m.

At the present time, Halo's ground position includes 10,900 ha. A multi-facetted evaluation program is underway. It includes an NI 43-101 report which was completed recently, detailed reviews of historic geoscience data, a structural study of the Sherridon dome which was completed recently and construction of a comprehensive GIS database.

The strategy for the Sherridon area is to prioritize drill targets based on the best airborne electro-magnetic and structural geology information obtainable. Halo's approach is to build a detailed geological database from available information for the Sherridon area with strong emphasis on electromagnetic surveys and structural models. Where possible, this data will be augmented by the acquisition and ternary processing of confidential AEM data. In addition, a new AEM survey will be flown. Airborne gravity gradiometry coverage for the area is also under consideration. The time frame for preparatory work includes the first half of 2006.

QUALIFIED PERSON

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch,
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com